Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Preliminary Prospectus Supplement dated September 9, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 September 12, 2013

Zions Bancorporation

6.95% Fixed-to-Floating Rate Subordinated Notes Due September 15, 2028

Summary of Terms for Issuance

Issuer:	Zions Bancorporation

Securities Offered:	6.95% Fixed-to-Floating Rate Subordinated Notes due September 15, 2028 (the “Subordinated Notes”)

Expected Ratings:	BB+ / BB+ / BBH / BBB- (S&P / Fitch / DBRS / KBRA)

Par Amount/Listing:	$25 per Subordinated Note; NYSE listing expected

Price to Public:	$25 per Subordinated Note due 2028

Aggregate Principal Amount:[1]	$87,890,550.00

Number of Subordinated Notes issued:	3,515,622

Trade Date:	September 12, 2013

Settlement Date:	September 17, 2013 (T+3)

Maturity Date:	September 15, 2028

Coupon:	6.95% per annum from and including September 17, 2013 to, but excluding September 15, 2023, and from and including September 15, 2023 until maturity at an annual floating rate equal to three-month LIBOR plus a spread of 3.89%

Proceeds (Before Expenses) to Issuer:	$85,864,036.25

Underwriting Commissions:[2]	$2,026,513.75

Interest Payment Dates:	Quarterly in arrears on March 15, June 15, September 15, and December 15, beginning on December 15, 2013 and ending at maturity.

Reoffer Yield:	6.95%

[1]	Of the $87,890,550 aggregate principal amount to be sold in the offering, $75,000,000 was sold pursuant to the auction, and $12,890,550 was sold outside of the auction.
[2]

Reflects 683,000 Subordinated Notes sold to institutional investors, for which the underwriters received an underwriting discount of $0.375 per note, and 2,832,622 Subordinated Notes sold to retail investors, for which the underwriters received an underwriting discount of $0.625 per note.

Redemption Terms:	The Subordinated Notes may be redeemed at the Company’s option, in whole, or in part, on and after September 15, 2023 at a redemption price equal to $25 per Subordinated Note, plus any accrued and unpaid interest. Holders of the Subordinated Notes will not have the right to require the redemption or repurchase of the Subordinated Notes.

Joint Book Running Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Macquarie Capital (USA) Inc. Zions Direct, Inc.

Minimum Denomination / Multiples:	$25 / multiples of $25 in excess thereof

CUSIP/ISIN:	989701BG1 / US989701BG15

Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Zions Bancorporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the preliminary prospectus supplement dated September 9, 2013, and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation, any underwriter or any dealer participating in this offering will arrange to send you a copy of these documents by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Macquarie Capital (USA) Inc. toll-free at 1-888-268-3937, or by visiting Zions Direct’s auction website at www.zionsdirect.com. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.